Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

January 23, 2013

VIA EDGAR

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 89 to the Registration Statement on Form N-1A
	Filing Date:	November 29, 2012

Dear Mr. Di Stefano:

This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on January 11, 2013 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on November 29, 2012. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a post-effective amendment to the Trust’s Registration Statement, which will be filed on or before January 30, 2013.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Shares Prospectus and the Sterling Capital Funds Institutional and Class R Shares Prospectus.

General Comments

Comment 1:	For Sterling Capital Mid Value Fund and any other Fund that is required to show “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table, please include appropriate footnote disclosure regarding duplication of expenses associated with a Fund’s investment in an underlying fund.

Response:	The following footnote disclosure has been added to each Annual Fund Operating Expenses Table that includes a line item for Acquired Fund Fees and Expenses: “The Total Annual Fund Operating Expenses in the table above include fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies.”

Comment 2:	For Sterling Capital Ultra Short Bond Fund and any other Fund that invests in other investment companies, please include a line item disclosing “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses Table, to the extent required by Item 3 of Form N-1A.

Response:	The Registrant has included a separate line item for Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table for a Fund to the extent required by Item 3 of Form N-1A.

Comment 3:	The “Investment Company Securities” section under “Additional Information about the Funds’ Investments” states that the Funds of Funds can invest in Underlying Funds “to the extent permitted by applicable law or exemptive relief obtained from the SEC…” Please clarify as to whether the Funds have obtained any such exemptive relief or are seeking to obtain any such exemptive relief.

Response:	The Funds of Funds have not obtained exemptive relief; however, the Funds of Funds may invest in certain ETFs, including but not limited to iShares®, in excess of the 3-5-10 Limitations (as defined in the Prospectus) in reliance on exemptive relief issued to the ETF by the SEC, provided that certain conditions are met. To make this distinction clearer, the “Investment Company Securities” section has been revised to read as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~): “to the extent permitted by applicable law or exemptive relief ~~obtained from~~ granted to certain Underlying Funds by the SEC…”

Fund-Specific Comments

Comment 4:	Please indicate whether Sterling Capital Select Equity Fund has a recoupment agreement in place in connection with the contractual advisory fee limitation referenced in footnote 2 of the Annual Fund Operating Expenses table.

Response:	The Fund does not have a recoupment agreement in place.

Comment 5:	Sterling Capital Mid Value Fund’s “Principal Strategy” section defines middle capitalization companies as those companies with market capitalizations between $500 million and $22 billion. Please explain the basis for the $500 million minimum market capitalization and the $22 billion maximum market capitalization and why the Registrant selected this capitalization range as opposed to a narrower capitalization range.

Response:	The Fund defines “middle capitalization companies” by an approximate reference to the Russell Midcap® Value Index (the Fund’s benchmark index), measured as of December 31st of each year. Although Russell no longer publishes the market capitalization of the smallest company within the Russell Midcap® Value Index, the Fund has found that in past years the market capitalization range as of December 31st tends to be relatively wide and at times has been lower than $500 million and higher than $20 billion.

Comment 6:	Sterling Capital Small Value Fund’s “Principal Risks” section includes “Middle Capitalization Company Risk;” however, there is no discussion of investment in middle capitalization companies in the “Principal Strategy” section. If the Fund invests in middle capitalization companies add appropriate disclosure.

Response:	The Registrant notes that investment in middle capitalization companies is not a principal strategy of the Fund; however, as noted in the “Principal Strategy” section, the investment adviser will not sell a security merely due to market appreciation outside the target capitalization range if it believes the company has growth potential.

Comment 7:	Sterling Capital Special Opportunities Fund’s “Principal Risks” section includes “Options Risk.” Please explain whether covered calls limit the Fund’s ability to capitalize on gains in the underlying security.

Response:	The following sentence has been added to the “Principal Risks” section for the Sterling Capital Special Opportunities Fund and the Sterling Capital Equity Income Fund: “When the Fund writes a covered call option on a security, the Fund limits its opportunity to profit from an increase in the market price of the underlying security above the exercise price of the option.”

Comment 8:	Please consider whether Sterling Capital Equity Income Fund’s policy to invest at least 80% of its net assets plus borrowings for investment purposes in equity securities pursuant to rule 35d-1 under the Investment Company Act of 1940, as amended, should be modified to state that the Fund will invest in dividend paying equity securities.

Response:	Based on guidance provided by the Staff of the Division of Investment Management in response to the adoption of Rule 35d-1 under the Investment Company Act of 1940 (“Frequently Asked Questions about Rule 35d-1 (Investment Company Names)”), the Registrant respectfully submits that the Fund’s policy of investing at least 80% of its net assets plus borrowings for investment purposes in equity securities is consistent with Rule 35d-1.

Comment 9:	Please consider whether it would be appropriate to include in Sterling Capital Equity Income Fund’s “Principal Risks” section risk disclosure related to investment in income-paying equity securities.

Response:	The following Principal Risk has been added with respect to the Fund: “Dividend Risk. Companies that issue dividend-yielding securities are not required to continue to pay dividends on such securities. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future.”

Comment 10:	Sterling Capital Short-Term Bond Fund’s “Principal Strategy” section states that the Fund uses Credit Default Swaps (“CDSs”). If the Fund is selling CDSs, please include an appropriate risk disclosure.

Response:	The following disclosure has been added to the Fund’s “Derivatives Risk”: “When the Fund uses credit default swaps to gain indirect long exposure to an issuer or a fixed income security by selling credit protection on such issuer or security, the Fund is exposed to the risk that it will be required to pay the full notional value of the swap contract in the event of a default.”

Comment 11:	Please disclose any material state-specific risks with respect to any of the state-specific municipal bond Funds.

Response:	Each state-specific municipal bond Fund’s “Principal Risk” disclosure has been reviewed by counsel in each state in which the respective state-specific municipal bond Funds focus their investments. Based on those reviews, the Registrant confirms that the material risks applicable to the state-specific municipal bond Funds are correctly stated in the applicable Sterling Capital Funds Prospectus.

Comment 12:	Sterling Capital Strategic Allocation Conservative Fund’s “Principal Strategy” section states that the Fund will invest 25% to 55% of its total assets in Underlying Funds that invest mainly in equity securities. Please confirm whether this strategy is consistent with the Fund’s name.

Response:	The Registrant confirms that the strategy is consistent with the Fund’s name. Although the Fund retains the flexibility to invest within the ranges noted in the strategy, as of the Fund’s most recent shareholder report, more than half of the Fund’s assets were invested in a Sterling Capital bond fund and a Sterling Capital money market fund.

Comment 13:	Consider adding “Small Company Risk” and “Overseas Risk” to Sterling Capital Strategic Allocation Conservative Fund’s “Principal Risks” section.

Response:

The Fund’s “Equity Fund Risk” has been revised as follows (new disclosure bolded):

“Underlying Equity Funds may also be subject to investment style risk which is the risk that the particular market segment or investment style on which a fund focuses (e.g., value, growth, small cap, large cap) will underperform other kinds of investments.”

The “Principal Risks” section currently includes a “Foreign Investment Risk.”

Comment 14:	Each of the Strategic Allocation Funds’ “Principal Risks” section includes an “Investing in Mutual Funds Risk,” which cautions investors to “assess the risks associated with the Underlying Funds,” before investing in the Fund. Please consider whether the names of such Underlying Funds should be disclosed.

Response:	The Registrant respectfully declines to disclose the names of all of the Underlying Funds in each Fund of Funds’ “Principal Strategy.” The underlying funds in which the Funds of Funds may invest may change from time to time. In addition, the Funds invest primarily in underlying Sterling Capital Funds whose strategies and risks are described in the same prospectus.

Comment 15:	The investment objectives of the Sterling Capital Strategic Allocation Balanced Fund and the Sterling Capital Strategic Allocation Growth Fund state that each Fund will invest in a group of Sterling Capital Funds; however, the “Principal Strategy” section indicates that each Fund will invest in Sterling Capital Funds and other investment companies. Please consider whether this disclosure should be harmonized.

Response:	The Registrant respectfully notes that the Funds invest primarily in underlying Sterling Capital Funds. The Funds may invest in other Underlying Funds to the extent permitted by applicable law, but will not do so on a primary basis, as described in the Fund Summary.

Comment 16:	Please clarify the capitalization strategy, if any, of the Sterling Capital Strategic Allocation Growth Fund.

Response:	The Fund does not have a capitalization strategy.

Comment 17:	The Sterling Capital Strategic Allocation Equity Fund’s “Principal Strategy” states that the “Underlying Funds that are part of the Sterling Capital Funds group of investment companies are described in this Prospectus.” Please clarify whether the Fund only invests in other Sterling Capital Funds that are included in the same prospectus.

Response:	The Fund invests only in other Sterling Capital Funds that are included in the same prospectus.

Comment 18:	The “Average Annual Total Returns” table of the Sterling Capital Strategy Allocation Growth Fund includes a reference to the “Russell Global Index (Net).” Please remove “(Net)” unless it is part of the official name of the index.

Response:	The requested change has been made.

Statement of Additional Information Comments

Comment 19:	Per Section 8(b)(1) of the Investment Company Act of 1940, as amended, and Item 16(c) of Form N-1A, a Fund is required to describe in its registration statement the Fund’s policies concerning borrowing money, the issuance of senior securities, engaging in the business of underwriting securities issued by other persons, concentrating investment in a particular industry or group of industries, the purchase and sale of real estate and commodities, and making loans. Please review the Fundamental Policies section of the Statement of Additional Information to ensure that each Fund complies with the above requirement.

Response:	Each Fund recites the policies required by Section 8(b)(1) of the Investment Company Act of 1940, as amended and Item 16(c) of Form N-1A.

Comment 20:	Please update the “Distributions” section in the Statement of Additional Information to reflect the expiration of the reduced rates for long-term capital gains.

Response:	The requested change has been made.

Comment 21:	In the section titled “Special Considerations Regarding Investment in Maryland Tax-Exempt Obligations,” the State of Maryland’s credit rating is listed as of November 1, 2011. Please update this information to reflect a more current credit rating.

Response:	The requested change has been made.

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore
Molly Moore

cc:        Thomas Hiller, Esq.